Exhibit 99.(d)(xiii)

FORM OF
Addendum to Management Agreement
between Lord Abbett Securities Trust and
Lord, Abbett & Co. LLC
Dated August 1, 2018

Lord, Abbett & Co. LLC and Lord Abbett Securities Trust on behalf of its series, Lord Abbett Global Select Equity Fund (the “Fund”), do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the Management Agreement dated May 19, 1993 (the “Agreement”) shall be as follows:

0.60% on the first $1 billion of average daily net assets; and

0.52% on the Fund’s average daily net assets over $1 billion.

For purposes of Section 15 (a) of the Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

Lord Abbett Securities Trust

By:
Lawrence B. Stoller
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:
Lawrence H. Kaplan
Member and General Counsel